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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                               ARAMARK CORPORATION
                               -------------------
                                (Name of Issuer)


                 Common Stock, Class B, $.01 Par Value Per Share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                      None
                                 --------------
                                 (CUSIP Number)


                                November 13, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[X]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                Page 1 of 6 Pages


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                                  SCHEDULE 13G


CUSIP  No.        None                                        Page 2 of 6 Pages

1.       NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only).

          David F. Girard-diCarlo
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER
         OF A GROUP (See Instructions)                                (a) | |
                                                                      (b) |x|
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION
          U. S. A.
--------------------------------------------------------------------------------
                                    5.      SOLE VOTING POWER
NUMBER OF SHARES                            None
BENEFICIALLY                        --------------------------------------------
OWNED BY                            6.      SHARED VOTING POWER
EACH                                        757,884
REPORTING                           --------------------------------------------
PERSON                              7.      SOLE DISPOSITIVE POWER
WITH                                        None
                                    --------------------------------------------
                                    8.      SHARED DISPOSITIVE POWER
                                            757,884
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         757,884
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES (See Instructions)  |X|
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         1.3%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON (See Instructions)
         IN
--------------------------------------------------------------------------------

                               Page 2 of 6 Pages
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                                  SCHEDULE 13G


ITEM 1.

(a)      Name of Issuer.

         ARAMARK Corporation (the "Issuer")

(b)      Address of Issuer's Principal Executive Offices.

         ARAMARK Tower
         1101 Market Street
         Philadelphia, Pennsylvania 19107

ITEM 2.

(a)      Name of Person Filing.

         David F. Girard-diCarlo (the "Reporting Person")

(b)      Address of Principal Business Office or, if None, Residence.

         c/o Blank Rome Comisky & McCauley LLP
         One Logan Square
         Philadelphia, PA 19103

(c)      Citizenship.

         U.S.A.

(d)      Title of Class of Securities.

         Class B common stock, par value $0.01 per share ("Class B Common Stock"), of the Issuer.

(e)      CUSIP No.

         None.

ITEM 3.

         Not applicable.


                               Page 3 of 6 Pages

ITEM 4.  Ownership.

(a) Prior to October 15, 2001 the Reporting Person beneficially owned 4,432,838 shares of Class B Common Stock as follows: (i) 1,256,425 shares and 1,256,425 shares held indirectly as co-trustee of two trusts, respectively dated January 18, 1985 and January 18, 1985 (the "1985 Trusts"); (ii) 182,181 shares and 182,181 shares, respectively, held indirectly as co-trustee of two trusts, respectively dated April 20, 1989 and April 20, 1989 (the "1989 Trusts"); (iii) 363,736 shares,
         363,736 shares, 217,316 shares and 217,316 shares, respectively, held indirectly as sole trustee of four trusts, respectively dated May 17, 1999, May 17, 1999, April 19, 2000 and April 19, 2000 (the "1999/2000
         Trusts" and, together with the 1985 Trusts and the 1989 Trusts, the "Trusts"); and (iv) 393,522 shares of Class B Common stock held jointly with his wife. The Reporting Person disclaims beneficial ownership of all such shares of Class B Common Stock. The shares of Class B Common Stock beneficially owned by the Reporting Person do not include 256,478 shares of Class B Common Stock owned solely by his wife, for which the Reporting Person disclaims beneficial ownership.

         On October 15, 2001, the Reporting Person ceased to act as trustee of the 1999/2000 Trusts (the "1999/2000 Trusts Withdrawal"). On November 13, 2001, the Reporting Person ceased to act as trustee of the 1985 Trusts (the "1985 Trusts Withdrawal" and, together with the 1999/2000 Trusts Withdrawal, the "Withdrawal"). After giving effect to the Withdrawal, the Reporting Person beneficially owns 757,884 shares of Class B Common Stock consisting of the 182,181 shares and the 182,181 shares, respectively, held indirectly as co-trustee of 1989 Trusts and the 393,522 shares held jointly with his wife.

(b) Prior to the Withdrawal, the Reporting Person beneficially owned 4,432,838 shares of Class B Common Stock. Based on the Company's most recent public filings, this represented beneficial ownership of 7.4% of the Company's Class B Common Stock.

                               Page 4 of 6 Pages

         After the Withdrawal, the Reporting Person beneficially owns 757,884 shares of Class B Common Stock. Based on the Company's most recent public filings, this represents beneficial ownership of 1.3% of the Company's Class B Common Stock.

(c) Immediately prior to the Withdrawal, the Reporting Person shared voting and dispositive power with respect to the 1,256,425 and 1,256,425 shares owned by the 1985 Trusts and (ii) had sole voting and dispositive power with respect to the 363,736 shares, the 363,736 shares, the 217,316 and the 217,316 shares, respectively, owned by the 1999/2000 Trusts. After giving effect to the Withdrawal, the Reporting Person no longer has any voting or dispositive power with respect to such shares of Class B Common Stock.

         Immediately prior to, and after giving effect to, the Withdrawal, the Reporting Person shares voting and dispositive power with (i) the respective co-trustees of the 1989 Trusts with respect to the 182,181 shares and the 182,181 shares, respectively, owned by the 1989
         Trusts; and (ii) his wife with respect to the 393,522 shares of Class B Common Stock held jointly by the Reporting Person and his wife.

ITEM 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         The respective trustees and beneficiaries of the Trusts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class B Common Stock owned by the Trusts.

         Certain shares of Class B Common Stock held jointly by the Reporting Person and his wife are pledged to secure certain borrowings. The pledgee of such shares has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not applicable.

ITEM 8.  Identification and Classification of Members of the Group.

         Not applicable.


                               Page 5 of 6 Pages

ITEM 9.  Notice of Dissolution of the Group.

         Not applicable.

ITEM 10. Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    November 29, 2001






                                                  /s/   David F. Girard-diCarlo
                                                  ------------------------------
                                                  David F. Girard-diCarlo



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